Exhibit 99.B(d)(10)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

EARNEST Partners LLC

As of March 24, 2015, as amended April 2, 2018

Pursuant to Paragraph 5, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Catholic Values Trust

Catholic Values Equity Fund

The fee schedule below will be applied to the sum of the average daily value of the Assets of the SEI Catholic Values Trust Catholic Values Equity Fund and the average daily value of the Assets of any other global-international equity SEI mutual fund or account (each a “Global-International Equity Fund”, collectively the “Global-International Equity Funds”) to which the Sub-Adviser may now or in the future provide investment advisory/sub-advisory services. Each Global-International Equity Fund will be responsible for its pro rata portion of the total fee determined pursuant to this paragraph based on the relative values of the average daily Assets of the Global-International Equity Funds managed by Sub-Adviser (as set forth below).

[REDACTED]

As of the effective date of this Schedule B the Global-International Equity Funds are as follows:

•                  SEI Catholic Values Trust Catholic Values Equity Fund

•                  SEI Institutional Investments Trust World Equity Ex-US Fund; and

•                  SEI Institutional Investments Trust Screened World Equity Ex-US Fund.

Agreed and Accepted:

SEI Investments Management Corporation	EARNEST Partners LLC

By:	By:

/s/ William T. Lawrence	/s/ Carsten Fiege

Name:	Name:

William T. Lawrence	Carsten Fiege

Title:	Title:

Vice President	General Counsel